Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited and the New York Stock Exchange take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

The transactions contemplated by the Scheme Document referred to in this joint announcement have not been approved, disapproved or otherwise recommended by the SEC or by any U.S. State Securities Commission, nor has the SEC or any U.S. State Securities Commission passed upon the merits or fairness of the transactions or upon the adequacy of the information contained in the Scheme Document referred to in this joint announcement. Any representation to the contrary is a criminal offence.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

IN RELATION TO

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

(2) PROPOSED WITHDRAWAL OF LISTING OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(3) RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

AND

(4) CLOSURE OF REGISTER OF MEMBERS

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

On Tuesday, October 28, 2025, the Scheme (with or without modification) was approved by the Disinterested Holders at the Court Meeting.

On Tuesday, October 28, 2025, (i) the proposed special resolution to approve and give effect to the reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) the proposed ordinary resolution, subject to and contemporaneously with the cancellation and extinguishment of the Scheme Shares referred to in the aforesaid special resolution, to restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror, were passed by the Shareholders at the Extraordinary General Meeting.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of the holders of the Scheme Shares, register of members of the Company will be closed from Tuesday, November 18, 2025 onwards. No transfer of Shares will be effected as from such date.

PROPOSED WITHDRAWAL OF LISTING OF THE SHARES AND PERMANENT SUSPENSION AND DELISTING OF THE ADSs

The expected last day for trading in the Shares on the Stock Exchange is Thursday, October 30, 2025, and the expected halt of trading in the ADSs on the NYSE is 9:30 a.m. on Thursday, October 30, 2025 (New York time). Subject to the Scheme becoming effective, (i) the withdrawal of the listing of the Shares on the Stock Exchange is expected to take place with effect from 4:00 p.m. on Friday, November 21, 2025 and (ii) the permanent suspension of trading in the ADSs on the NYSE is expected to take place on Friday, November 21, 2025 (New York Time) and the delisting of the ADSs from the NYSE is expected to take place with effect from Monday, December 1, 2025 (New York Time).

INTRODUCTION

Reference is made to the scheme document dated September 23, 2025 jointly issued by the Company and the Offeror (the “Scheme Document”) in relation to, among other things, the Proposal and the Scheme. Unless otherwise defined, capitalized terms used in this joint announcement shall have the same meanings as those defined in the Scheme Document and all references to times and dates are references to Hong Kong times and dates, except as otherwise specified.

RESULTS OF THE COURT MEETING

The Court Meeting was held at 2:30 p.m. on Tuesday, October 28, 2025 at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.

For the purposes of section 86 of the Companies Act, the approval required to be obtained at the Court Meeting in respect of the Scheme was the approval (by way of poll) of the holders of Scheme Shares (including Scheme Shares underlying the ADSs), representing not less than 75% in value of the Scheme Shares held by the holders of Scheme Shares present and voting either in person or by proxy at the Court Meeting.

For the purposes of Rule 2.10 of the Takeovers Code, the approvals required to be obtained at the Court Meeting in respect of the Scheme were as follows:

(a)	the approval (by way of poll) by Disinterested Holders holding at least 75% of the votes attaching to the Scheme Shares held by Disinterested Holders that are voted, either in person or by proxy, at the Court Meeting; and

(b)	the number of votes cast (by way of poll) by the Disinterested Holders present and voting, either in person or by proxy, at the Court Meeting against the resolution to approve the Scheme at the Court Meeting is not more than 10% of the votes attaching to all Scheme Shares held by all Disinterested Holders.

The poll results in respect of the resolution to approve the Scheme at the Court Meeting were as follows:

Court Meeting	Number of Votes Cast (approximate %)
	Total	For	Against
Number of the Scheme Shares voted by the holders of Scheme Shares in person or by proxy	87,439,501 (100.00%)	86,858,411 (99.34%)	581,090 (0.66%)
Number of the Scheme Shares voted by the Disinterested Holders in person or by proxy	87,439,501 (100.00%)	86,858,411 (99.34%)	581,090 (0.66%)
Percentage of (i) the number of votes cast by the Disinterested Holders against the Scheme over (ii) the number of votes attaching to all Scheme Shares held by all Disinterested Holders (being 290,580,064 Shares)			0.20%

Note:	All percentages in the above table are approximations and rounded to the nearest 2 decimal places. The full text of the resolution is set out in the notice of Court Meeting, which is included in the Scheme Document despatched to the holders of Scheme Shares.

Accordingly, the resolution proposed at the Court Meeting to approve the Scheme was duly passed in accordance with the requirements of both Section 86 of the Companies Act and Rule 2.10 of the Takeovers Code.

As at the Meeting Record Date and the date of the Court Meeting:

(1)	the total number of Shares in issue was 1,169,980,653 (of which 267,782,346 Shares were represented by 8,926,078 ADSs);

(2)	the total number of Scheme Shares was 816,903,297 Shares, representing approximately 69.82% of the issued Shares;

(3)	the total number of Scheme Shares entitled to be voted at the Court Meeting in respect of the Scheme for the purposes of section 86 of the Companies Act was 816,903,297 Shares, representing approximately 69.82% of the issued Shares;

(4)	the total number of Scheme Shares held by the Disinterested Holders entitled to vote at the Court Meeting in respect of the Scheme for the purposes of Rule 2.10 of the Takeovers Code was 290,580,064 Shares, representing approximately 24.84% of the issued Shares; and

(5)	the Company did not hold any treasury Shares.

As at the Meeting Record Date and the date of the Court Meeting, the Offeror held 353,077,356 Shares, representing approximately 30.18% of the issued Shares, which did not form part of the Scheme Shares. As at the Meeting Record Date and the date of the Court Meeting, each of (i) Ping An Overseas (who was interested in aggregate 22,687,368 Shares, representing approximately 1.94% of the issued Shares), (ii) Sen Rong (who was interested in aggregate 188,061,642 Shares, representing approximately 16.07% of the issued Shares), (iii) Rong Chang (who was interested in aggregate 197,015,946 Shares, representing approximately 16.84% of the issued Shares), (iv) Lanbang (who was interested in aggregate 41,567,790 Shares, representing approximately 3.55% of the issued Shares) and (v) the Trustee (who was interested in aggregate 76,990,487 Shares, representing approximately 6.58% of the issued Shares), was not considered as a Disinterested Holder for the purpose of the Proposal and the Scheme and was not entitled to vote on the Scheme at the Court Meeting, notwithstanding shares held by them formed part of the Scheme Shares.

As disclosed in the Scheme Document, any Share held by any member of the Morgan Stanley group (i.e. Morgan Stanley and persons controlling, controlled by or under the same control as Morgan Stanley) acting in the capacity of an exempt principal trader shall not be voted at the Court Meeting unless the Executive allows such Shares to be so voted. Shares held by such exempt principal traders may, subject to consent of the Executive, be allowed to be voted at the Court Meeting if (i) the relevant connected exempt principal trader holds the Shares as a simple custodian for and on behalf of non-discretionary clients, and (ii) there are contractual arrangements in place between the relevant connected exempt principal trader and its clients that strictly prohibit the relevant connected exempt principal trader from exercising any voting discretion over the relevant Shares, and all voting instructions shall originate from such non-discretionary clients only (if no instructions are given, then no votes shall be cast for the relevant Shares held by the relevant connected exempt principal trader). The exempt principal traders in the Morgan Stanley group did not exercise the voting rights attached to Shares held by them (other than those Shares held by such exempt principal trader as a simple custodian for and on behalf of non-discretionary clients who are entitled to vote in the context of the Proposal and over which the relevant exempt principal trader has no voting discretion and all voting instructions have been originated from such non-discretionary clients) at the Court Meeting.

Save as disclosed above, no holders of Scheme Shares were required to abstain from voting at the Court Meeting in accordance with the Takeovers Code, there were no Shares entitling the holders thereof to attend where such holders were required to abstain from voting in favour of the Scheme at the Court Meeting pursuant to Rule 13.40 of the Listing Rules, and no Shareholder was required under the Listing Rules to abstain from voting in respect of the Scheme at the Court Meeting, nor did any person state any intention in the Scheme Document to vote against or to abstain from voting in respect of the Scheme at the Court Meeting.

The Court Meeting was chaired by Mr. Chow Wing Kin Anthony, an independent non-executive Director. Mr. Ip Koon Wing Ernest and Dr. Zhang Yaolin, two of our independent non-executive Directors attended the Court Meeting in person. None of the other Directors attended the Court Meeting due to pre-arranged commitments and scheduling conflicts.

Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-taking at the Court Meeting.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting was held at 3:00 p.m. on Tuesday, October 28, 2025 at Oasis Room, 8/F, Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong.

The poll results in respect of the special resolution and the ordinary resolution proposed at the Extraordinary General Meeting were as follows:

SPECIAL RESOLUTION		Number of Votes Cast (approximate %)
		Total	For	Against
1.	THAT pursuant to (and subject to approval of) the Scheme between the Company and the holders of Scheme Shares in the form of the print contained in the Scheme Document, which has been produced to this meeting and for the purposes of identification signed by the chairman of this meeting, or in such other form and on such terms and conditions as may be approved or imposed by the Grand Court of the Cayman Islands, on the Effective Date, the issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares (including Scheme Shares underlying the ADSs).	818,383,044 (100.00%)	817,821,454 (99.93%)	561,590 (0.07%)

ORDINARY RESOLUTION	Number of Votes Cast (approximate %)
	Total	For	Against
2.

THAT:

(A)       subject to and contemporaneously with the cancellation and extinguishment of the Scheme Shares referred to in special resolution (1), the issued share capital of the Company shall be restored to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror;

(B)        any one of the Directors be and is hereby authorized to do all such acts and things considered by him/her to be necessary or desirable in connection with the implementation of the Scheme, including (without limitation) the giving of consent to any modification of or addition to, the Scheme or any reduction of capital, which the Grand Court of the Cayman Islands may see fit to impose; and

(C)        any one of the Directors be and is hereby authorized to apply to Stock Exchange for the withdrawal of listing of the Shares and to apply to the NYSE for the delisting of the ADSs.

	818,383,044 (100.00%)	817,735,774 (99.92%)	647,270 (0.08%)

Note:	All percentages in the above table are approximations and rounded to the nearest 2 decimal places. The full text of the resolutions is set out in the notice of Extraordinary General Meeting, which is included in the Scheme Document despatched to the holders of Scheme Shares.

Accordingly:

(a)	the special resolution was duly passed by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting; and

(b)	the ordinary resolution was duly passed by a simple majority of the votes cast by the Shareholders, present and voting in person or by proxy at the Extraordinary General Meeting.

All Shareholders (including persons who beneficially hold shares registered in the name of HKSCC Nominees, by providing HKSCC Nominees with voting instructions in accordance with the applicable rules and procedures) and ADS Holders (by directly or indirectly providing the Depositary with voting instructions in accordance with the Deposit Agreement) as at the Meeting Record Date were entitled to attend the Extraordinary General Meeting and vote on (i) the special resolution to approve and give effect to the reduction of the share capital of the Company as a result of the cancellation and extinguishment of the Scheme Shares (including Scheme Shares underlying the ADSs); and (ii) the ordinary resolution, subject to and contemporaneously with the cancellation and extinguishment of the Scheme Shares referred to in the aforesaid special resolution, to restore the issued share capital of the Company to the amount prior to the cancellation of the Scheme Shares by applying the reserve created as a result of the aforesaid cancellation of the Scheme Shares to pay up in full at par such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme, credited as fully paid, for issuance to the Offeror. Accordingly, the total number of Shares entitling the Shareholders to attend and vote on the resolutions at the Extraordinary General Meeting was 1,169,980,653 Shares.

As disclosed in the Scheme Document, any Share held by any member of the Morgan Stanley group (i.e. Morgan Stanley and persons controlling, controlled by or under the same control as Morgan Stanley) acting in the capacity of an exempt principal trader shall not be voted at the Extraordinary General Meeting unless the Executive allows such Shares to be so voted. Shares held by such exempt principal traders may, subject to consent of the Executive, be allowed to be voted at the Extraordinary General Meeting if (i) the relevant connected exempt principal trader holds the Shares as a simple custodian for and on behalf of non-discretionary clients, and (ii) there are contractual arrangements in place between the relevant connected exempt principal trader and its clients that strictly prohibit the relevant connected exempt principal trader from exercising any voting discretion over the relevant Shares, and all voting instructions shall originate from such non-discretionary clients only (if no instructions are given, then no votes shall be cast for the relevant Shares held by the relevant connected exempt principal trader). The exempt principal traders in the Morgan Stanley group did not exercise the voting rights attached to Shares held by them (other than those Shares held by such exempt principal trader as a simple custodian for and on behalf of non-discretionary clients who are entitled to vote in the context of the Proposal and over which the relevant exempt principal trader has no voting discretion and all voting instructions have been originated from such non-discretionary clients) at the Extraordinary General Meeting.

As disclosed in the Scheme Document, since the Trustee is not a Disinterested Holder for the purpose of the Takeover Code and is prevented from voting in accordance with the Trust Deed, the Trustee shall not exercise the voting rights attached to the Shares held by it. Accordingly, the Trustee did not vote at the Extraordinary General Meeting, notwithstanding Shares held by it formed part of the Scheme Shares.

Save as disclosed above, there were no Shares entitling the holders thereof to attend where such holders were required to abstain from voting in favour of the special resolution or the ordinary resolution at the Extraordinary General Meeting pursuant to Rule 13.40 of the Listing Rules, and no Shareholder was required under the Takeovers Code or the Listing Rules to abstain from voting on the special resolution or the ordinary resolution at the Extraordinary General Meeting nor did any person state any intention in the Scheme Document to vote against or to abstain from voting on the special resolution or the ordinary resolution at the Extraordinary General Meeting.

The Extraordinary General Meeting was chaired by Mr. Chow Wing Kin Anthony, an independent non-executive Director. Mr. Ip Koon Wing Ernest and Dr. Zhang Yaolin, two of our independent non-executive Directors attended the Extraordinary General Meeting in person. None of the other Directors attended the Extraordinary General Meeting due to pre-arranged commitments and scheduling conflicts.

Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-taking at the Extraordinary General Meeting.

UPDATE ON NON-BINDING LETTERS OF SUPPORT

As disclosed in the Scheme Document and the joint announcement relating to the update on non-binding letters of support dated October 27, 2025:

(i)	on May 15, 2025, the Offeror received a non-binding letter of support from M&G, in respect of 23,193,000 Shares represented by 773,100 ADSs (representing all the Shares held by M&G as of May 15, 2025), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme;

(ii)	on September 19, 2025, the Offeror received a non-binding letter of support from M&G, in respect of 26,412,000 Shares represented by 880,400 ADSs (representing all the Shares held by M&G as of September 19, 2025), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting to approve and implement the Proposal and the Scheme;

(iii)	on June 21, 2025 and September 17, 2025 respectively, the Offeror received non-binding letters of support from SVF in respect of 11,555,097 Shares (representing all the Shares held by SVF as of June 20, 2025 and September 17, 2025 respectively), confirming its non-binding intention to vote in favour of the resolutions proposed at the Court Meeting and the Extraordinary General Meeting which are necessary to implement the Proposal; and

(iv)	on October 27, 2025, the Offeror received a non-binding letter of support from M&G in respect of 26,412,000 Shares represented by 880,400 ADSs (representing all the Shares held by M&G as of October 27, 2025). On October 23, 2025, the Offeror received a non-binding letter of support from SVF in respect of 11,555,097 Shares (representing all the Shares held by SVF as of October 22, 2025).

At the Court Meeting and the Extraordinary General Meeting, each of M&G and SVF voted in favour of all resolutions which are necessary to implement the Proposal that were proposed at the Court Meeting and the Extraordinary General Meeting in respect of 26,412,000 Shares (representing approximately 2.26% of the issued share capital of the Company and approximately 9.09% of the Shares held by Disinterested Holders) and 11,555,097 Shares (representing approximately 0.99% of the issued share capital of the Company and approximately 3.98% of the Shares held by Disinterested Holders) in which it was interested as recorded on the register of members of the Company as at the Meeting Record Date, respectively.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Scheme Shareholders to receive the Cancellation Price under the Scheme, register of members of the Company will be closed from Tuesday, November 18, 2025 onwards. No transfer of Shares will be effected as from such date.

In order to qualify for entitlements to the Cancellation Price under the Scheme, Scheme Shareholders should ensure that the transfers of Shares to them are lodged with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration in their names or in the names of their nominees no later than 4:30 p.m. on Monday, November 17, 2025.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL AND THE SCHEME

As at the date of this joint announcement, the implementation of the Proposal remains, and the Scheme will become effective and binding on the Company and all Scheme Shareholders, subject to the fulfilment or waiver (as applicable) of the Conditions (other than Conditions (a), (b), (c) and (k) which have been satisfied) as set out in the section headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document.

Subject to the outstanding Conditions being fulfilled or waived (as applicable), the Offeror and the Company expect that the Scheme will become effective on Wednesday, November 19, 2025 (Cayman Islands Time).

PROPOSED WITHDRAWAL OF LISTING OF THE SHARES AND THE DELISTING OF THE ADSs

The expected last day for trading in the Shares on the Stock Exchange is Thursday, 30 October 2025, and the expected halt of trading in the ADSs on the NYSE is 9:30 a.m. on Thursday, 30 October 2025 (New York time). Subject to the Scheme becoming effective, (i) the withdrawal of the listing of the Shares on the Stock Exchange is expected to take place with effect from 4:00 p.m. on Friday, November 21, 2025 and (ii) the permanent suspension of trading in the ADSs on the NYSE is expected to take place on Friday, November 21, 2025 (New York Time) and the delisting of the ADSs from the NYSE is expected to take place with effect from Monday, December 1, 2025 (New York Time).

EXPECTED TIMETABLE

The expected timetable of the Proposal set out below (as extracted from the Scheme Document) is indicative only and may be subject to change. Further announcement(s) will be made if there is any change to the expected timetable below. Unless otherwise specified, all times and dates refer to Hong Kong local dates and times.

Hong Kong Time

(unless otherwise stated)

Expected last day for trading in the Shares on the Stock Exchange	Thursday, October 30, 2025

Expected halt of trading in the ADS on the NYSE (Note 1 )	9:30 a.m. on Thursday, October 30, 2025 (New York Time)

Latest time to deposit the Shares to create ADSs and to surrender the ADSs for withdrawal of the underlying Shares (Note 1 )	prior to 5:00 p.m. on Thursday, October 30, 2025 (New York Time)

Court Hearing (Note 1 )	9:30 a.m. on Friday, November 14, 2025 (Cayman Islands Time )

Announcement of the results of the Court Hearing and to confirm the capital reduction, the expected Effective Date and the expected date of withdrawal of listing of Shares on the Stock Exchange	no later than 8:30 a.m. on Monday, November 17, 2025

Latest time for lodging transfers of Shares in order to qualify for entitlements under the Scheme	4:30 p.m. on Monday, November 17, 2025

Register of members of the Company closed for determining entitlements to qualify under the Scheme	from Tuesday, November 18, 2025 onwards

Record Date for entitlement of Cancellation Price under the Scheme	Tuesday, November 18, 2025

Effective Date (Note 1 and Note 2)	Wednesday, November 19, 2025 (Cayman Islands Time )

Announcement of the Effective Date and the expected date of withdrawal of the listing of the Shares on the Stock Exchange	no later than 8:30 a.m. on Thursday, November 20, 2025

Expected withdrawal of the listing of Shares on the Stock Exchange becomes effective (Note 3)	4:00 p.m. on Friday, November 21, 2025

Expected permanent suspension of trading in the ADSs on the NYSE (Note 1 and Note 4)	Friday, November 21, 2025 New York Time)

Termination of the Deposit Agreement	Friday, November 21, 2025 (New York Time)

Latest time to despatch cheques for cash payment (or to make payment by wire transfer) under the Scheme (Note 5)	on or before Friday, November 28, 2025

Expected delisting of the ADSs from the NYSE (Note 1 and Note 4)	Monday, December 1, 2025 (New York Time)

Expected deregistration of the Shares and the ADSs under the Exchange Act (Note 1)	Monday, December 1, 2025 (New York Time)

ADS Payment Date (Note 1 and Note 6)	on or around Monday, December 8, 2025 (New York Time)

Notes:

(1)	All references to times and dates are references to Hong Kong times and dates, except as otherwise specified and other than references to (i) the time of the expected halt of trading in the ADSs on the NYSE, the latest time to deposit the Shares to create ADSs and to surrender the ADSs and withdraw the underlying Shares, the date of the expected permanent suspension of trading in the ADSs on the NYSE, the date of the expected delisting of the ADSs from the NYSE, the date of the expected deregistration of the Shares and ADSs under the Exchange Act, and the ADS payment date, all of which are New York time; and (ii) the expected date of the Court Hearing and the Effective Date, both of which are the relevant date in the Cayman Islands. For reference only, (i) New York time is 12 hours behind Hong Kong time where the timetable indicates any date before November 2, 2025 and 13 hours behind Hong Kong time where the timetable indicates any date after November 2, 2025, and (ii) Cayman Islands time is 13 hours behind Hong Kong time, in each case as at the date of this joint announcement.

(2)	The Scheme shall become effective upon all the Conditions set out in the paragraph headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document having been fulfilled or (to the extent permitted) waived (as the case may be).

(3)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that the listing of the Shares on the Stock Exchange will be withdrawn at or before 4:00 p.m. on Friday, November 21, 2025.

(4)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that trading in the ADSs on the NYSE will be permanently suspended on Friday, November 21, 2025 (New York time), being the first trading day after the expected Effective Date, and that the listing of the ADSs on the NYSE will be terminated on or around Monday, December 1, 2025 (New York time).

(5)	Cash payment under the Scheme will be made to registered Shareholders or the Depositary by ordinary post of cheques or by wire transfer, where applicable, within seven (7) Business Days from the Effective Date.

(6)	The proceeds in U.S. dollars received by the Depositary (as the holder of the Shares underlying the ADSs including, where applicable, through its custodian) upon cancellation of the Scheme Shares underlying the ADSs will be distributed to the ADS Holders after the receipt and conversion thereof. In addition to any other fees, charges and expenses owing pursuant to the terms of the Deposit Agreement, ADS Holders will be required to pay the Depositary a cancellation fee of US$0.05 per ADS cancelled in connection with the cancellation of their ADSs and distribution of the proceeds received by the Depositary, which amounts will be deducted from any distribution of proceeds.

GENERAL

Immediately before March 3, 2025 (being the commencement date of the Offer Period (as defined under the Takeovers Code)) and as at the date of this joint announcement, the total number of Shares held, controlled or directed by the Offeror and the Offeror Concert Party were 375,764,724 Shares, representing approximately 32.12% of the issued share capital of the Company. Neither the Offeror nor the Offeror Concert Party has acquired or agreed to acquire any Shares or rights over Shares or any convertible securities, warrants, options or derivatives in respect of the Shares since March 3, 2025 and up to and including the date of this joint announcement.

As at the date of this joint announcement, neither the Offeror nor the Offeror Concert Party had borrowed or lent any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of the Company.

WARNINGS: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, October 28, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Kong Ping Albert, Mr. Jin Li, Mr. Wang Guangqian, Mr. Hong Xiaoyuan, Mr. Song Xianzhong and Mr. Chan Hiu Fung Nicholas.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.